ARTHUR J GALLAGHER RISK MANAGEMENT SERVICES INC.
ATTN:	George Holevas
2 WESTCHESTER PARK DRIVE
WHITE PLAINS, NY 10604

INSURED:	EAGLE GROWTH AND INCOME OPPORTUNITIES FUND
PRODUCT:	DFIBond
POLICY NO:	82413247
TRANSACTION:	ENDT

				FEDERAL INSURANCE COMPANY
				Endorsement No.:	7
				Bond Number:	82413247
NAME OF ASSURED: EAGLE GROWTH AND INCOME OPPORTUNITIES FUND

EXTENDED BOND PERIOD ENDORSEMENT
It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:
ITEM 1.	BOND PERIOD:	from	12:01 a.m. on	June 18, 2015
		to	12:01 a.m. on	September 19, 2016

This Endorsement applies to loss discovered after 12:01 a.m. on June 18, 2016.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: May 31, 2016

ICAP Bond

Form 17-02-5032 (Ed. 11-02)